Exhibit 99.2

Rubicon Minerals Corporation

Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders (the "Meeting") of  Rubicon Minerals Corporation (the "Company") held on June 24, 2015 in Toronto, Ontario.  Each of the matters is described in greater detail in the Company's Notice of Annual General and Special Meeting and Information Circular (the "Circular") that was mailed to shareholders prior to the Meeting.

Item 1:  Appointment of Auditor

On a vote by a show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Company and the directors were authorized, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration. Based on proxies received prior to the Meeting, management received proxies in favour of the appointment of PricewaterhouseCoopers LLP as auditor from the holders of 255,622,155 shares, representing approximately 95.84% of the shares represented by proxy at the Meeting and voted on the matter.

Item 2:  Number of Directors

On a vote by a show of hands, the number of directors of the Company was set at six (6). Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 258,580,221 shares, representing approximately 97.57% of the shares represented by proxy at the Meeting and voted on the matter.

Item 3:  Election of Directors

On a vote by a show of hands, each of the six nominees listed in the Circular was elected as a director of the Company for the ensuing year or until his successor is elected or appointed. Based on proxies received prior to the Meeting, each director received the following favourable votes cast by proxy in respect of his election:

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy

David R. Beatty	177,841,682	97.24%
Julian Kemp	179,339,789	98.06%
Michael A. Lalonde	179,467,917	98.13%
Peter M. Rowlandson	179,413,412	98.10%
Bruce A. Thomas	172,644,624	94.40%
Michael D. Winship	179,369,014	98.08%

Item 4:  Approval of Employee Share Purchase Plan

On a vote by a show of hands, the ordinary resolution to approve and adopt the Employee Share Purchase Plan was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 149,594,022 shares, representing approximately 81.80% of the shares represented by proxy at the Meeting and voted on the matter.

Item 5:  Approval of Long-Term Incentive Plan

On a vote by a show of hands, the ordinary resolution to (i) approve and adopt the Long-Term Incentive Plan; and (ii) ratify the 506,767 RSUs and 1,480,263 PSUs previously granted under the Long-Term Incentive Plan was approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 159,315,845 shares, representing approximately 87.11% of the shares represented by proxy at the Meeting and voted on the matter.

Item 6:  Amendments to Stock Option Plan

On a vote by a show of hands, certain amendments to the Company’s stock option plan were approved. Based on proxies received prior to the Meeting, management received proxies in favour of the resolution from the holders of 158,456,043 shares, representing approximately 86.64% of the shares represented by proxy at the Meeting and voted on the matter.

June 25, 2015

RUBICON MINERALS CORPORATION

“Glenn Kumoi”

Name:            Glenn Kumoi
Title:              Vice President, General Counsel and Corporate Secretary